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March 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App LLC Amendment No, 4 to Offering Statement on Form 1-A Filed February 24, 2023 File No. 024-11953

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 15, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed as Amendment No. 4 with the Commission on February 24, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A/A as Amendment No. 5 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Amendment No, 4 on Form 1-A filed February 24, 2023

Overview to Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

1. We note your response to our comment 4 and your revisions to your filing that interest expense for each Series would either decrease by up to $3 per $1,000 (assuming the interest rate of the Refinance Note is at the low end of the range) or increase by no more than $6 per $1,000 (assuming the interest rate on the Refinance Note is at the high end of the range). It appears that this assumption is based on your determination that you will raise the maximum offering amount and repay the acquisition note with such proceeds. In light of the fact that your offerings are being conducted on a “best efforts” basis, please tell us how you determined it was appropriate to present this disclosure as if you will receive the maximum offering amount. Reference is made to Item 11-02 of Regulation S-X.

Response to Comment No. 1

Following discussions with the Staff, the Company has determined to eliminate the assumption that it will raise the maximum offering amount. Rather, the Company has included in the Amended Offering Statement a revised table in Note C that reflects the impact on income(loss) for each Series in the following manner: (i) alternative interest rates for the Refinance Notes assuming a principal amount approximately equal to a 65% loan to value ratio and (ii) a remaining Acquisition Note with respect to a principal balance approximately equal to a 35% loan to value ratio of 4.5% per annum.

2. The above comment not withstanding, please further revise your footnote disclosure to your pro forma financial information to specifically quantify the range of impact of this potential interest rate increase on interest expense and net income (loss) for each Series and in total. In this regard, please disclose the following for each Series and in total:

●	Quantify the additional interest expense that each Series would incur if you entered into the Refinance Note with a rate at the minimum end of the range (i.e. 7%).

●	Quantify the additional interest expense that each Series would incur if you entered into the Refinance Note with a rate at the maximum end of the range (i.e. 10%).

●	Quantify what the pro forma net income (loss) would have been if you entered into the Refinance Note with a rate at the minimum end of the range (i.e. 7%).

●	Quantify what the pro forma net income (loss) would have been if you entered into the Refinance Note with a rate at the maximum end of the range (i.e. 10%).

●	Please provide this information for all periods for which you provide pro forma financial information.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the Amended Offering Statement’s Note C disclosure to the pro forma financial information to specifically quantify the range of impact as requested by the Staff.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:    Via E-mail

Yishai Cohen, Chief Executive Officer

Charles Tomlinson, Head of Accounting

Landa Holdings, Inc..

Farnell Morisset, Esq.

Patrick Wilson, Esq.

Goodwin Procter LLP